Exhibit 16.1

January 18, 2017
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Southern Concepts Restaurant Group, Inc.

We have read the statements made by Southern Concepts Restaurant Group, Inc. in Item 4.01 of this Form 8-K regarding the change in auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements made in Item 4.01 of this Form 8-K.
Yours truly,
/s/ GHP Horwath, P.C.